Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES APPOINTMENT OF NEW DIRECTOR

Tel Aviv, October 7, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that Ms. Rona Dankner was appointed by the Board of Directors to serve as a director until the end of the first annual shareholder meeting following her appointment. Ms. Dankner, who holds a BA from the Interdisciplinary Center, Herzliya, Israel, currently serves as Portfolio Companies Liaison at Discount Investment Corporation Ltd. (“DIC”), a principal shareholder of Elron.

The Audit Committee and the Board of Directors each resolved to approve compensation to Ms. Dankner in the amount approved in a previous resolution of the shareholders to be paid to the Company's directors who are officers of our principal shareholders (“Principal Shareholder Directors”) which is the amount permitted to be paid to external directors under the Israeli Companies Law, 1999, as is more fully set forth in its Proxy Statement to shareholders dated September 19, 2007. Pursuant to instructions received from the Principal Shareholder Directors, fees they receive for their services as a director in Elron are paid directly to the principal shareholder company that employs them. As such, fees received by Ms. Dankner for her service as a director of Elron will be paid directly to DIC.

Since Ms. Dankner is considered to be a relative of a controlling person, as defined by Israeli law, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify us in writing, on or prior to the fourteenth day following this disclosure about his/their objection to the resolution described above, then Ms. Dankner’s compensation will require the approval of the shareholders meeting under section 275 of the Israeli Companies Law.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com